UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-31945

DIRECTV SAVINGS PLUS PLAN

The DIRECTV Group, Inc.
2250 East Imperial Highway
El Segundo, California 90245
(Name of issuer of the securities held pursuant to
the plans and the address of its
principal executive offices)

Registrant’s telephone number, including area code (310) 964-5000

Notices and communications from the Securities
and Exchange Commission relative to this report
should be forwarded to:

Patrick T. Doyle
Senior Vice President and
Chief Financial Officer
2250 East Imperial Highway
El Segundo, California 90245

FINANCIAL STATEMENTS AND EXHIBIT

(a)         FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits as of November 30, 2007 and 2006	5

Statements of Changes in Net Assets Available for Benefits for the years ended November 30, 2007 and 2006	6

Notes to Financial Statements	7

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of November 30, 2007	12

  Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

(b)          EXHIBIT

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV Savings Plus Plan
(Name of Plan)

Date: May 27, 2008	By:	/s/Paul A. James
Paul A. James Senior Vice President, Human Resources and Administration

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the DIRECTV Savings Plus Plan

Los Angeles, California:

We have audited the accompanying statements of net assets available for benefits of the DIRECTV Savings Plus Plan (the “Plan”) as of November 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of November 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

May 27, 2008

DIRECTV SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF NOVEMBER 30,
	2007	2006
	(Dollars in Thousands)

INVESTMENT IN MASTER TRUST (Notes 2 and 6)	$91,226	$89,912

CONTRIBUTIONS RECEIVABLE:
Employee	70	-
Employer	42	-
Total contributions receivable	112	-

NET ASSETS AVAILABLE FOR BENEFITS	$91,338	$89,912

See the Notes to Financial Statements.

DIRECTV SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED NOVEMBER 30,
	2007	2006
	(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment income from Master Trust (Notes 2 and 6)	$7,588	$13,650

OTHER ACTIVITIES:
Employee contributions	3,527	2,162
Employer contributions	1,728	1,316
Benefit payments	(11,454)	(14,047)
Plan transfers	37	(140)

Net decrease from other activities	(6,162)	(10,709)

INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	1,426	2,941

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	89,912	86,971

END OF THE YEAR	$91,338	$89,912

See the Notes to Financial Statements.

DIRECTV SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The DIRECTV Savings Plus Plan (the “Plan”)  is a defined contribution plan of The DIRECTV Group, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The description of the Plan in the following notes provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan provisions.

Plan Administration - The Plan is administered by an Administrative Committee whose members are appointed by the Company.  The trustee of the Plan is State Street Bank and Trust (“State Street”).  Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description.  The Plan expenses are paid by the plan participants, as provided by the Plan document.

NOTE 2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, sets out a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements of assets and liabilities. SFAS No. 157 applies under other accounting pronouncements previously issued by the FASB that require or permit fair value measurements. We do not expect the adoption of SFAS No. 157 on December 1, 2007 to have any effect on our consolidated results of operations or financial position.

Effective December 1, 2006, the Plan adopted FASB Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Investment Valuation and Income Recognition - The Plan, along with the DIRECTV Thrift & Savings Plan, participate in the Hughes Electronics Corporation Savings Plan Master Trust (the “Master Trust”) which was renamed The DIRECTV Group, Inc. Master Trust effective December 31, 2006. See Note 6, for further discussion of the Master Trust. The Plan’s investments in the Master Trust are presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. If available, quoted market prices are used to value the underlying investments of the Master Trust.  In instances where quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms, the trustee and insurance companies.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Financial Instruments and Investments - The Plan invests in the Master Trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and that such changes could have a material adverse effect on the Plan’s financial statements.

Income Taxes - The Plan obtained its latest determination letter in 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).  The Plan has been amended since receiving the determination letters, however, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and is, therefore, not subject to federal income taxes under present income tax laws.  Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.  Contributions made by participants on a “pre-tax” basis, the Company’s matching contributions, and the earnings thereon are not subject to federal income taxes to the participants until distributed from the Plan.

NOTE 3.	PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the Plan are eligible to participate in the Plan as soon as administratively feasible following one hour of service, while Company match contributions begin six months after hire date.  Subject to certain limitations, the Plan provides that eligible non-highly compensated participants may contribute from 1 percent to 20 percent (in whole percentages) of their compensation to the Plan and eligible highly compensated participants may contribute from 1 percent to 12 percent (in whole percentages) of their compensation to the Plan.  The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 6.

The Company contributes to the DIRECTV Common Stock Fund an amount equal to 100 percent of the individual employee’s contribution to the Plan up to 4 percent of the employee’s compensation.  Effective January 1, 2007, the Plan was amended to provide that the Company match on participants’ contributions will be invested according to the investment instructions each participant makes for their contributions to the Plan.

Individual accounts are maintained for each participant.  Each participant’s account is maintained to reflect: credits for contributions into the Plan; credits for the Company’s applicable matching contributions; charges for loans taken and credits for repayments to those loans; charges for any partial withdrawals from the Plan; an allocation of earnings or losses from applicable Fund performance, and a periodic charge for the Plan’s administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service. Participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service from the Company as a result of retirement, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments.  If the participant separates as a result of death or disability, their vested interest in their account balance will be paid in a lump sum payment.

At November 30, 2007 and 2006, the Plan assets include forfeited Company contributions that totaled $231,210 and $216,510, respectively.  These amounts will be used to reduce future employer contributions.  During the years ended November 30, 2007 and 2006, the forfeitures used to reduce employer contributions were $234,452 and $216,320, respectively.

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA.  Upon such termination, the participants’ rights to the Company’s contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 4.	PARTICIPANT LOANS

The Plan allows participants to borrow from their vested account balances, subject to certain limitations.  The loans, secured by the balance in the participant’s account, bear interest at the rate of 1 percent over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which rate is fixed at the inception of the loan), and maturities generally may not exceed four years.  The loans mature between 2007 and 2013 at interest rates ranging from 5% to 9.25%.

The loans are deducted from the participants’ vested account balances using a source hierarchy.  The funds are withdrawn from sources in the following order: after-tax employee contributions, pre-tax employee contributions, rollover contributions, and vested company match.  The funds are withdrawn pro-rata from the respective investment funds available from each source.  Principal and interest payments are paid ratably though payroll deductions.  Loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

NOTE 5.	PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution. The amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw benefits from the Plan, but were not yet paid from the Plan as of November 30, 2007 and 2006 totaled $45,867and $40,588, respectively.

NOTE 6.	INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of trust assets of both the DIRECTV Thrift & Savings Plan and the DIRECTV Savings Plus Plan (collectively the “Plans”), for investment and administrative purposes.  The assets of the Master Trust are held by State Street.  Although assets of the Plans are commingled in the Master Trust, the Plans’ record keeper, Fidelity Employer Services Company LLC, maintains supporting records for the purpose of allocating the net gains or losses of the investments to each of the Plans and to each participant’s account. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on the investments held in their account balances.

The following tables summarize the net assets and net investment income of the Master Trust.

a) NET ASSETS OF THE MASTER TRUST

	AS OF NOVEMBER 30,
	2007	2006
	(Dollars in Thousands)
INVESTMENTS:
Short-term investment funds	$1,672	$2,736
Common stock	573,967	629,117
DIRECTV common stock	215,311	230,854
News Corporation common stock	37,086	41,771
Common/Collective Trusts	668,406	638,742
Mutual funds	647,933	592,885
Participant loans	13,675	13,372

Total investments	2,158,050	2,149,477

Dividends and interest receivable	963	1,048
Receivable for securities sold	1,384	1,525
Payable for securities purchased	(1,115)	(1,087)
Payable for investment management and administrative expenses	(3,061)	(2,454)

NET ASSETS OF THE MASTER TRUST	$2,156,221	$2,148,509

NET INVESTMENT IN MASTER TRUST – BY PLAN

Thrift & Savings Plan
Investment in Master Trust	$2,064,995	$2,058,597

Plan’s percentage interest in net assets of the Master Trust	95.8%	95.8%

Savings Plus Plan
Investment in Master Trust	$91,226	$89,912

Plan’s percentage interest in net assets of the Master Trust	4.2%	4.2%

b) NET INVESTMENT INCOME OF THE MASTER TRUST

	FOR THE PLAN YEARS ENDED NOVEMBER 30,
	2007	2006
	(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES:
Net appreciation in fair value of investments:
DIRECTV Equity Fund	$62,782	$73,688
DIRECTV Fixed Income Fund	21,685	21,223
DIRECTV Common Stock Fund	20,332	106,562
DIRECTV Asset Allocation Fund	15,070	24,073
Fidelity Combined Funds	38,500	53,126
News Corporation Stock Fund	1,157	12,870

Net appreciation in fair value of investments	159,526	291,542
DIVIDENDS AND INTEREST INCOME	49,081	32,227

INVESTMENT MANAGEMENT AND TRUSTEE FEES	(5,186)	(5,507)
NET INVESTMENT INCOME	$203,421	$318,262

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN
Thrift & Savings Plan	$195,833	$304,612
Savings Plus Plan	$7,588	$13,650

c) INVESTMENTS HELD THROUGH THE MASTER TRUST THAT REPRESENT 5% OR MORE OF THE PLAN’S ASSETS

	AS OF NOVEMBER 30,
	2007	2006
	(Dollars in Thousands)

DIRECTV Fixed Income Fund	$22,863	$23,214
DIRECTV Asset Allocation	5,303	5,310
DIRECTV Common Stock Fund	13,329	13,986

NOTE 7.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the Plan’s net assets and the significant components of the Plan’s changes in net assets relating to the DIRECTV Common Stock Fund for the years ended November 30, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in Thousands)
Assets:
DIRECTV Common Stock Fund	$13,329	$13,986

Changes in assets:
Contributions	$629	$1,553
Net appreciation	1,182	6,190
Distributions to participants or their beneficiaries	(1,731)	(2,158)
Transfers to plans of related entities	(737)	(1,068)

Total changes in assets	$(657)	$4,517

These amounts represent both the participant and the non-participant directed amounts.

NOTE 8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Related parties of the Plan include the Company and News Corporation, as it holds approximately 41% interest in the Company at November 30, 2007.

On February 27, 2008, Liberty Media Corporation, or Liberty Media and News Corporation completed a transaction in which Liberty Media acquired News Corporation’s approximately 41% interest in the Company as of that date.

As disclosed in Note 6, the Master Trust includes investments in the DIRECTV common stock and News Corporation common stock.  During the Plan year, certain officers of the Company were also officers of News Corporation.

At November 30, 2007 and 2006, the Plan held, through the Master Trust, 526,780 and 607,090 shares, respectively, of common stock of The DIRECTV Group, Inc., the sponsoring employer, with the cost basis of $8,598,836 and $9,864,254, respectively, The Plan also held 88,194 and 103,891 shares at November 30, 2007 and 2006, respectively, of common stock of News Corporation, party-in-interest, with a cost basis of $1,352,137 and $1,592,786, respectively.

During the years ended November 30, 2007 and 2006, the Plan, through the Master Trust, recorded dividend income for the News Corporation Common Stock of $11,477 and $13,820, respectively.

NOTE 9.	SUBSEQUENT EVENTS

Effective January 1, 2008, the Plan was amended to initiate auto enrollment at a 2% contribution rate for all new and returning employees, and change the default fund for participants who do not select an investment election from the DIRECTV Fixed Income Fund to the Fidelity Freedom Fund that most closely matches the participants potential retirement date.

Effective January 1, 2008, the Plan was amended to eliminate the six month wait period for Company matching contributions.  Employees still within the six month waiting period on January 1, 2008 will begin receiving match on all contributions after such date.

NOTE 10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	AS OF NOVEMBER 30,
	(Dollars in Thousands)
	2007	2006

Net assets available for benefits per the financial statements	$91,338	$89,912
Payable to participants	(46)	(41)

Net assets available for benefits per Form 5500	$91,292	$89,871

Benefit payments per the financial statements	$11,454	$14,047
Payable to participants – Current Year	46	41
Payable to participants – Prior Year	(41)	(4)

Benefit payments per Form 5500	$11,459	$14,084

DIRECTV SAVINGS PLUS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF NOVEMBER 30, 2007

(a)	(b)	Identity of Issue, Borrower, Lessor, or Similar Party	(c)	Description of Investment	(e) Current Value

*		Various Participants		Participant Loans (maturing between 2007 and 2013 at interest rates of 5% to 9.25%)	$2,498,022

* Party-in-interest